Appendix 4E – Preliminary Final Report

Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Appendix 4E - Preliminary Final Report Year Ended 31 March 2025
Key Information (US$ Millions, except per share data)	FY 2025	FY 2024	Movement
Net Sales From Ordinary Activities	3,877.5	3,936.3	Down	(1)%
Profit From Ordinary Activities After Tax Attributable to Shareholders	424.0	510.2	Down	(17)%
Net Profit Attributable to Shareholders	424.0	510.2	Down	(17)%
Net Tangible Assets per Ordinary Share	US$4.24	US$3.50	Up	21%

Dividend Information
The Company does not propose to pay a dividend and no dividends were declared or paid for the current reporting period.
Movements in Controlled Entities
There following entities were created: James Hardie Netherlands B.V., Belgium branch (8 November 2024), Juno Merger Sub Inc. (21 March 2025) and JH North America Holdings Inc. (21 March 2025).

The following entities were dissolved: RCI Pty Limited (8 January 2025) and James Hardie Systems Pty Ltd (15 January 2025).

Associates and Joint Venture Entities
Aplicaciones Minerales S.A. (28%)
The following was sold: FELS Recycling GmbH (1 July 2024).
Other
The Consolidated Financial Statements, upon which this report is based, have been prepared using US GAAP and have been subject to an independent audit by external auditors, Ernst & Young, unless otherwise noted.
This information should be read in conjunction with the Company's 2025 Annual Report. This report can be found on the company website at https://ir.jameshardie.com.au/financial-information/financial-results.
This announcement has been authorized for release by the Board of Directors of James Hardie Industries plc.

Appendix 4E: James Hardie - Full Year Ended 31 March 2025	1